RICHARDSON & PATEL LLP
                            10900 Wilshire Boulevard
                                    Suite 500
                          Los Angeles, California 90024
                            Telephone (310) 208-1182
                            Facsimile (310) 208-1154

                                 August 11, 2005

VIA EDGAR AND FEDERAL EXPRESS

Ms. Linda Cvrkel, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20548

      Re:   NuTech Digital, Inc.
            Form 10-KSB for the year ended December 31, 2004
            Form 10-QSB for the period ended March 31, 2005
            Commission File No.: 000-50021
            Our File No.:  0622-003
            -----------------------

Dear Ms. Cvrkel:

      This law firm is legal counsel to NuTech Digital, Inc. (the "Company"). We have been asked by the Company to provide assistance in responding to your letter dated July 8, 2005. In that regard, the Company would like to amend its Form 10-KSB and 10-QSB once all the comments are addressed and resolved. We have included proposed amendments to these documents for your review. The proposed amendments do not have updated certifications. Updated certifications will be filed when the amendments are approved by you for filing.

      Please note that after reviewing your letter the Company determined that the description of its business was inaccurate because it stated that the Company was a "distributor" of films. A more accurate description of this aspect of the Company's business is that it sells DVDs of certain film titles to distributors for resale to consumers. As you'll see in the discussion to comment number 2, based on this activity, which the Company believes can be compared to the activity of a franchisee, the Company believes that it has correctly accounted for royalty expenses.

Form 10-KSB for the year ended December 31, 2004
------------------------------------------------

      1. MD&A. It appears that significant judgment may be required in estimating future product sales for purposes of evaluating the realizability of prepaid advances, prepaid productions costs, and completed masters. Therefore, please revise your critical accounting estimates to include a detailed discussion of the judgments involved, your method of making such judgments, how accurate such judgments have been in the past, and the susceptibility of such judgments to change in the future. For example, please disclose how you make reasonably reliable estimates of ultimate revenue expected from your films and properties for purposes of recognizing periodic costs and estimating fair values.

Ms. Linda Cvrkel, Branch Chief
August 11, 2005
Page 2


      In response to this comment, the Company has amended its Form 10-KSB and Form 10-QSB, and will include in its filings going forward, the following:

      Each quarter, we analyze product sales, discuss potential future orders with customers and review the economic conditions of our industry for the purpose of analyzing the recovery of completed master costs, production costs and prepaid royalties. Actual results could vary from the estimates that we make.

Financial Statements.
---------------------

      2. Statements of Operations, page F-3. Please revise your statement of operations to reclassify shipping and handling costs and royalty expenses from G&A to cost of sales, as these costs are directly associated with the cost of products sold.

      In response to this comment, the Company has amended its Form 10-KSB and Form 10-QSB, and will include in its filings going forward, a reclassification of its shipping and handling costs to costs of sales in the statement of operations and has changed the footnote disclosures to read as follows:

      The Company's policy is to classify shipping and handling costs as part of costs of goods sold in the statement of operations.

      While the Company has, in the past, included in its filings that it is "engaged in the business of licensing and distributing general entertainment products," a more accurate statement is that the Company is a wholesaler of its products to distributors and, to a much smaller extent, a retail seller over the Internet.

      In light of the foregoing, the Company believes that it has correctly accounted for the settlement of royalties because, as to the sale of films to distributors, it functions much as a franchisee would function. For example, in a franchise agreement the franchisee acquires a franchise right and amortizes the franchise right over the franchise agreement term. In the Company's operations, it acquires a license to make a digital master ("completed master") and sell replicated DVDs to distributors. The Company amortizes the costs of making the completed master over the life of its license agreement; as a franchisee amortizes its costs over the life of the franchise agreement. On a quarterly basis, the Company reviews the unamortized costs of the completed masters. If the Company finds that a product is not selling in sufficient quantities on a prospective basis to recoup the unamortized costs, then it records an impairment loss of the estimated cost that will not be realized by revenue. Based on this activity, the Company believes that, like a franchisee, it should expense realized royalties on a current basis as a selling expense.

Ms. Linda Cvrkel, Branch Chief
August 11, 2005
Page 3


      For these reasons the Company does not believe that SOP 00-2, "Accounting by Producers or Distributors of Films" is applicable to its operations, since it is not a distributor of films, but only a wholesaler of DVDs to distributors. As noted above, the Company believes that royalty costs are properly presented as selling expenses.

      In accounting for costs related to its production and filming of music concerts, however, the Company follows the guidelines of SOP 00-2.

      3. Statements of Operations, page F-3. We note from your statement of operations that you have classified the settlement of royalties as non-operating income. As the underlying costs of the settlement relate to royalty expense, an operating cost, please reclassify this expense to the operating cost line item in which you recognize other royalty expenses.

      In response to this comment, the Company has amended its Form 10-KSB and Form 10-QSB, to reclassify the settlement of royalties in the amount of $125,000 to selling expenses.

      4. Statement of Stockholders' Equity, page F-5. We note that the statement of stockholders' equity includes captions related to redeemable common stock, but this is not described elsewhere in the notes to the financial statements. Please supplementally explain to us the purpose of this caption and why there are no shares of common stock associated with this caption. If applicable, please tell us the circumstances in which the stock is redeemable and how you have considered the guidance in SFAS 150 in your accounting for this redeemable common stock. In future filings, disclose the amount of redemption requirements in the notes to the financial statements as required in paragraph 8 of SFAS 129. We may have further comment upon receipt of your responses.

      In 2002 and 2003, the Company settled two payables by issuing common stock subject to certain redemption provisions. The common stock was included in shares issued and outstanding, but the value applicable to the common stock was included on the financial statements between long-term liabilities and stockholders' equity. The redemption provisions were terminated in 2004 and the Company reported $247,500 as part of common stock in stockholders' equity.

      5. Statement of Stockholders' Equity, page F-5. We note that in 2003 you recorded an allocation of offering costs of $499,012 as a reduction of common stock. Please tell us the nature of these offering costs, including the issuances of stock they are related to, and your basis for the accounting of the costs.

Ms. Linda Cvrkel, Branch Chief
August 11, 2005
Page 4


      The offering costs are legal fees incurred for the preparation of legal documents required for the private placements (sale) of the Company's common stock. These costs were allocated against the proceeds received from the sale of stock from the private placement.

Notes to the Financial Statements
---------------------------------

      6. Note 1. Summary of Significant Accounting Policies - Prepaid Royalties, page F-9. Your accounting policy states royalty advances are stated at cost, less royalties accrued and less an allowance for obsolescence. SOP 00-2 requires that unamortized capitalized costs exceeding a film's fair value should be written off to the income statement, with no subsequent restoration of any amounts previously written off. As a result, it appears that your policy of using an allowance for obsolescence for royalty advances does not comply with SOP 00-2. Please revise your accounting policy accordingly and tell us whether such modification in your policy affects amounts reported in your financial statements.

      The Company agrees that the terminology in the footnote is incorrect. The Company wrote-off $15,000 of royalties as impaired.

      In response to this comment, the Company has amended its Form 10-KSB and Form 10-QSB, and will include in its filings going forward, the following footnote. The Company does not believe that a change is required to the financial statements.

      Royalty advances are stated at cost less the royalties earned by the licensor on sales from the license agreement. Management periodically analyzes license agreements and if a product is not selling in sufficient quantities, then management records an impairment expense in the amount of the estimated unrecoverable advance royalty as a current period expense.

      7. Note 1. Summary of Significant Accounting Policies - Prepaid Royalties, page F-9. We note that royalty expenses incurred in the last two years were less than $400,000 per year and the maximum term of the respective license agreements is through 2010, six years from year-end 2004. We also note from page 8 that during 2004 you decided to shift the emphasis of your business from selling general entertainment products to producing and distributing music concerts. Therefore, it is not clear from your filing how royalty advances are realizable from the ultimate revenue you expect during the remaining terms of your license agreements. Please tell us the basis for your conclusion that the prepaid royalties of $3,273,033 are realizable at December 31, 2004. Please be detailed in your response and consider providing us with assumptions and information with respect to the more significant portions of the balance, as appropriate. Include in your response how you determined the amount of the allowance recorded. In the alternative, please consider revising your financial statements to write down prepaid royalties to their fair value based on the guidance in paragraph 43 to 48 of SOP 00-2.

Ms. Linda Cvrkel, Branch Chief
August 11, 2005
Page 5


      The Company has decided to shift the emphasis of its business from selling general entertainment products to producing and distributing musical concerts, however, the Company still holds and sells a film library of over 600 titles. The Company plans to continue to aggressively sell DVDs from its film library. In fact, the Company spent $1,800,000 in 2004 to acquire the rights to new titles. The Company believes that it needs its film library to generate needed revenue.

      Each quarter, the Company reviews its advance royalties on products sold to verify that it does not have an impairment in these assets. This is done by analyzing previous sales of products, by discussing future sales with its customers and by reviewing general economic conditions that impact the Company's industry. The Company believes that the $3,273,033 of advanced royalties are properly stated and valued at December 31, 2004.

      8. Note 1. Summary of Significant Accounting Policies - Inventories, page F-9. Please revise future filings to disclose the amount of your allowance of obsolete inventory, if any.

      In response to this comment, the Company agrees that in future filings it will disclose the amount of its allowance for obsolete inventory.

      9. Note 1. Summary of Significant Accounting Policies - Prepaid Production Costs, page F-9; Property and Equipment, page F-9. We note that you amortize prepaid production costs over the estimated life of the contracts and you amortize completed masters over seven years. Please explain to us the basis for your method of amortization and the reason you do not use the individual-film-forecast-computation method outlined in paragraph 34 of SOP 00-2. Additionally, tell us and revise to explain in detail in the notes to your financial statements in future filings your basis for your conclusion that prepaid production costs aggregating $679,890 and completed masters are realizable at December 31, 2004. As part of your response and your revised disclosure, please explain in further detail how you evaluated these capitalized costs for impairment. See paragraph 43-47 of SOP 00-2. We may have further comment upon receipt of your response.

      Please see the Company's response to comment 2, which explains the basis for its method of amortizing prepaid production costs and completed masters.

      The Company has also revised footnote Number 1 and the MD&A to detail its methods of amortization. The new note is as follows:

      Amortization of Completed Masters

      The Company amortizes its completed masters over the life of its licensing agreements, which is generally 7 years. If a product is not selling in sufficient quantities, then management writes down the asset to its estimated fair value and records the impairment as a current period expense.

Ms. Linda Cvrkel, Branch Chief
August 11, 2005
Page 6


      Prepaid Production Costs

      The Company amortizes production costs using the individual film-forecast-computation method as required by SOP 00-2, "Accounting by Producers or Distributors of Films." Under this method, amortization is computed in the ratio that current period actual revenue (numerator) bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year (denominator).

      10. Note 1. Summary of Significant Accounting Policies - Net Earnings
(Loss) Per Share, page F-10. We note that you have included a disclosure for proforma net (loss) from continuing operations and proforma earnings per share below your discussion on the computation of basic and diluted net loss per shares. Please tell us the purpose of these proforma amounts, especially considering your disclosure elsewhere in Note 1 that states that no proforma disclosures have been made related to stock options.

      The Company agrees that Note 1 was incorrect and that proforma disclosure is required. In response to this comment, the Company has amended its Form 10-KSB and Form 10-QSB, and will include in its filings going forward, a revised footnote. Please see comment 12 below.

      11. Note 1. Summary of Significant Accounting Policies - Common Stock Issued for Non-Cash Transactions, page F-11. We note from your Statement of Stockholders' Equity that during 2003 and 2004 you issued stock for services, prepaids and accounts payable. Please list for us, and disclose in the notes to the financial statements in future filings, each separate transaction, the per share value of the stock associated with each transaction and how you calculated or determined that stock value. We may have further comment upon receipt of your response.

      In response to this comment, the Company issued common stock in exchange for the following services:

      Services Under 2003 Consultant Stock Plan
      -----------------------------------------

      June 2003 - 550,000 shares of common stock at $0.18 in exchange for legal services rendered with an aggregate fair value of $99,000.

      July 2003 - 150,000 shares of common stock at $0.16 in exchange for consulting services rendered with an aggregate fair value of $24,000.

Ms. Linda Cvrkel, Branch Chief
August 11, 2005
Page 7


      August 2003 - 100,000 shares of common stock at $0.12 in exchange for consulting services rendered with an aggregate fair value of $12,000.

      August 2003 - 100,000 shares of common stock at $0.12 in exchange for consulting services rendered with an aggregate fair value of $12,000.

      August 2003 - 150,000 shares of common stock at $0.102 in exchange for consulting services rendered with an aggregate fair value of $15,300.

      September 2003 - 125,000 shares of common stock at $0.12 in exchange for legal services rendered with an aggregate fair value of $15,000.

      September 2003 - 40,000 shares of common stock at $0.15 in exchange for consulting services rendered with an aggregate fair value of $6,000.

      October 2003 - 100,000 shares of common stock at $0.12 in exchange for consulting services rendered with an aggregate fair value of $12,000.

      Other Services
      --------------

      July 2003 - 250,000 shares of common stock at $0.096 in exchange for consulting services rendered with an aggregate fair value of $24,000.

      July 2003 - 125,000 shares of common stock at $0.16 in exchange for consulting services rendered with an aggregate fair value of $20,000

      October 2003 - 23,809 shares of common stock at $0.42 in exchange for consulting services rendered with an aggregate fair value of $10,000.

      October 2003 - 150,000 shares of common stock at $0.13 in exchange for consulting services rendered with an aggregate fair value of $19,500.

      November 2003 - 25,000 shares of common stock at $0.60 in exchange for consulting services rendered with an aggregate fair value of $15,000.

      November 2003 - 29,270 shares of common stock at $0.585 in exchange for consulting services rendered with an aggregate fair value of $17,000.

      Accounts Payable
      ----------------

      September 2003 - 210,000 shares of common stock at $0.395 in exchange for accounts payable with an aggregate fair value of $83,125.

Ms. Linda Cvrkel, Branch Chief
August 11, 2005
Page 8


      During the year ended December 31, 2004, the Company issued the following shares of common stock:

      Services and Prepaid Expenses Under 2003 Consultant Stock Plan
      --------------------------------------------------------------

      February 2004 - 35,000 shares of common stock at $1.05 per share in exchange for legal services rendered with an aggregate fair value of $36,750.

      February 2004 - 15,000 shares of common stock at $1.00 per share in exchange for consulting services rendered with an aggregate fair value of $15,000.

      March 2004 - 250,000 shares of common stock at $1.20 per share in exchange for legal services rendered with an aggregate fair value of $356,380.

      August 2004 - 237,500 shares of common stock at $0.27 per share in exchange for concert consulting services rendered with an aggregate fair value of $64,125.

      September 2004 - 150,000 shares of common stock at $0.24 per share in exchange for a one year prepaid consulting agreement with an aggregate fair value of $36,000.

      September 2004 - 100,000 shares of common stock at $0.27 per share in exchange for filming services rendered with an aggregate fair value of $27,000.

      October 2004 - 44,273 shares of common stock at $0.25 per share in exchange for consulting services rendered with an aggregate fair value of $11,068.

      December 2004 - 125,000 shares of common stock at $0.27 per share in exchange for prepaid consulting services with an aggregate fair value of $33,750.

      December 2004 - 25,000 shares of common stock at $0.25 per share in exchange for consulting services rendered with an aggregate fair value of $7,250.

      Other Services and Prepaid Expenses
      -----------------------------------

      January 2004 - 50,000 shares of common stock at $1.06 per share in exchange for consulting services rendered with an aggregate fair value of $49,500.

      February 2004 - 110,000 shares of common stock at $1.05 per share in exchange for prepaid consulting services with an aggregate fair value of $115,500.

      February 2004 - 75,000 shares of common stock at $0.87 per share in exchange for prepaid consulting services with an aggregate fair value of $65,250.

Ms. Linda Cvrkel, Branch Chief
August 11, 2005
Page 9


      March 2004 - 15,000 shares of common stock at $0.87 per share in exchange for consulting services rendered with an aggregate fair value of $13,050.

      March 2004 - 230,473 shares of common stock at $0.40 per share in exchange for legal services rendered with an aggregate fair value of $92,189.

      March 2004 - 160,000 shares of common stock at $0.99 per share in exchange for consulting services rendered with an aggregate fair value of $158,400.

      March 2004 - 600,000 shares of common stock at $0.87 per share in exchange for consulting services rendered with an aggregate fair value of $522,000.

      April 2004 - 45,000 shares of common stock at $0.50 per share in exchange for consulting services rendered with an aggregate fair value of $22,500.

      May 2004 - 45,000 shares of common stock at $0.41 per share in exchange for consulting services rendered with an aggregate fair value of $18,450.

      June 2004 - 45,000 shares of common stock at $0.40 per share in exchange for consulting services rendered with an aggregate fair value of $18,000.

      July 2004 - 45,000 shares of common stock at $0.39 per share in exchange for consulting services rendered with an aggregate fair value of $17,550.

      August 2004 - 25,000 shares of common stock at $0.27 per share in exchange for consulting services rendered with an aggregate fair value of $6,750.

      October 2004 - 45,000 shares of common stock at $0.25 per share in exchange for website development with an aggregate fair value of $11,250.

      November 2004 - 35,000 shares of common stock at $0.35 per share in exchange for consulting services rendered with an aggregate fair value of $12,075.

      The value of the common stock represented the fair market value of the common stock on the date of grant, as reported by the OTCBB or was otherwise determined by negotiation between the Company and the service provider. In future filings the Company will continue its disclosure in this manner.

      12. Note 1. Summary of Significant Accounting Policies - Stock Based Compensation, page F-11. We note from your disclosure in Note 1 that you use the fair value based method of accounting for stock based compensation, under which compensation expense has been recognized for stock option awards granted and no pro forma disclosures have been made due to the use of the fair value based method. This disclosure appears to conflict with that in Note 17 which states that you have elected to continue to account for stock-based compensation under the "intrinsic value" method of APB 25, under which no compensation expense has been recognized for stock options granted to employees at fair market value. Please clarify for us which of the methods you use to account for stock based compensation. If you continue to follow APB 25, please include in your response and in future filings, the appropriately captioned pro forma disclosure required by paragraph 2(e) of SFAS 148. Additionally, because you disclose in Note 1 that you do not believe the existing option pricing models provide a reliable single measure of the fair value of the options, please tell us how you determine fair value of the stock options issued, considering also non-employee compensation, including the significant assumptions. See paragraph 47(d) of SFAS 123. We may have further comment upon receipt of your response.

Ms. Linda Cvrkel, Branch Chief
August 11, 2005
Page 10


      We will change the footnote disclosure in the amended for 10-KSB and 10-QSB to read as follows:

      As permitted by FAS 123, as amended, the Company accounts for stock options issued to employees using the intrinsic value method as prescribed by APB 25. Under this method no expense is recognized for options issued with an exercise price equal to or greater than the market price of the stock on the date of grant. Expense for options or warrants issued to non-employees is recorded in the financial statements at estimated fair value. For options issued to employees the Company is subject to proforma disclosures based on the estimated fair value of options issued.

      The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options and warrants have characteristics different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of such stock options.

      13. Note 1. Summary of Significant Accounting Policies - Recently Issued Accounting Pronouncements, page F-12. We note that you have disclosed several recently issued pronouncements. In future filings, please include whether you expect the applicable pronouncement to materially effect the financial position or results of operations of the company for all pronouncements that have not been adopted as of the latest year end. See SAB Topic 11M.

      In response to this comment, the Company agrees to include this information in its future filings.

Ms. Linda Cvrkel, Branch Chief
August 11, 2005
Page 11


      14. Note 14. Convertible Promissory Notes, page F-20. We note that you have issued two convertible promissory notes that have a conversion price of $ ..25 per share. Please tell us the date at which the notes were issued and the trading price that was used to determine the existence of a beneficial conversion feature. If a beneficial conversion feature existed at the date of issuance, please tell us if you have recorded the fair value of this feature. Please see the guidance outlined in EITF 98-5 and 00-27, as applicable.

      The Company issued two convertible promissory notes totaling $137,566. The notes can be converted after July 7, 2004 into the Company's common stock at a conversion price of $0.25 per share (550,264 total shares). The notes are unsecured and bear interest at the minimum rate permitted by the IRS (4.0% at December 31, 2004).

      The notes were issued on July 7, 2003 when the Company's stock was trading at $0.15 per share. The conversion price was negotiated by the Company and the note holders, who were unrelated to the Company. Because the conversion price is higher than the fair market value on the date the notes were issued, there is no beneficial conversion expense attributable to this debt.

      15. Note 19. Common Stock Purchase Warrants, page F-23. We note that in 2004 you issued a series of three warrants for consulting fees. Please tell us how the fair value of the warrants was determined and if any expense was recognized during 2004. Additionally, tell us the terms of the warrant cancellation and whether you currently have a liability for the consulting fees as a result of the cancellation.

      The value of the warrants was negotiated by the Company and the warrant holder, who was unrelated to the Company. The Company did not recognize any expense in the year ended December 31, 2004 because the parties to the transaction mutually agreed to its termination. Because of this, the Company does not have liability for the consulting fees related to the warrants.

Form 10-QSB for the quarter ended March 31, 2005
------------------------------------------------

      16. Note 21. Subsequent Event. We note from Part II Item 5 - Other Information that Dimension DVD is claiming in its lawsuit that you owe it $70,620. In future filings, please disclose the amount of the lawsuit in the notes to the financial statements. See paragraph 11 of SFAS No. 5.

      In response to this comment, the Company will include this information in future filings.

Ms. Linda Cvrkel, Branch Chief
August 11, 2005
Page 12


      17. Comply with the comments on the Form 10-KSB for the year ended December 31, 2004 as they apply to filings on Form 10-QSB.

      The Company agrees to comply with this comment.

      We have also included a statement from the Company making the acknowledgements you requested in your letter.

      We look forward to hearing from you regarding the Company's response at your earliest convenience.

                                            Very truly yours,

                                            RICHARDSON & PATEL LLP


                                            By: /s/ Mary Ann Sapone
                                                -------------------
                                                MARY ANN SAPONE